UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52776

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/2019_____ AND ENDING_____12/31/2019_____
(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BRICKELL GLOBAL MARKETS INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 BRICKELL AVENUE, 4TH FLOOR
(No. and Street)

MIAMI   **FL**   **33131**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN KARPEL   305.347.8439
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON, BROWN, ARGIZ & FARRA LLC
(Name – if individual, state last, first, middle name)

1450 BRICKELL AVE, 18TH FLOOR   **MIAMI**   **FL**   **33131**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**







OATH OR AFFIRMATION

I, STEVEN KARPEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRICKELL GLOBAL MARKETS INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARCO MENDEZ
MY COMMISSION # GG204045
EXPIRES: May 16, 2022

Signature 03/16/2020

CHIEF FINANCIAL OFFICER
Title

Notary Public 3/16/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FILED CONFIDENTIALLY

BRICKELL GLOBAL MARKETS, INC.

(A Wholly Owned Subsidiary of Banesco USA)
Financial Statements and Supplemental Schedules
December 31, 2019
(With Report of Independent Registered Public Accounting Firm Thereon)

These Financial Statements and Schedules
should be deemed confidential pursuant to
subparagraph (e)(3) of Rule 17a-5

BRICKELL GLOBAL MARKETS, INC.
(A Wholly Owned Subsidiary of Banesco USA)

Table of Contents



MORRISON BROWN ARGIZ & FARRA, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Equity Owner
Brickell Global Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brickell Global Markets, Inc. (the "Company"), (a wholly-owned subsidiary of Banesco USA) as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Brickell Global Markets, Inc. as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company is being sold to a group of investors. Closing of the transaction is subject to regulatory approval. If the regulatory approval to sell the Company is not obtained, Banesco USA (the "Parent")'s intent is to dissolve and liquidate the Company. This uncertainty raises substantial doubt about the Company's ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Brickell Global Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 2 to the financial statement, effective January 1, 2019, Brickell Global Markets, Inc. adopted Accounting Standards Codification Topic No. 842, *Leases* ("ASC 842"). The adoption of ASC 842 required Brickell Global Markets, Inc. to record an operating lease right-of-use asset and operating lease liability of approximately $506,000 during 2019. Our opinion is not modified with respect to this matter.

Morrison, Brown, Argiz & Farra

We have served as Brickell Global Market, Inc.'s auditor since 2015.

Miami, Florida

March 16, 2020

An independent member of Baker Tilly International

CONFIDENTIAL

BRICKELL GLOBAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Banesco USA)
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	76,855
Cash segregated under federal and other regulations		426,741
Deposit with clearing broker		501,250
Receivable from broker-dealer and clearing organization		33,454
Receivable from customers, net of allowance of $20,750		93,950
Property and equipment, net		4,426
Right-of-Use asset, office lease		472,985
Due from Parent		187,800
Other assets		62,363
Total assets	**$**	**1,859,824**

Liabilities and Stockholder's Equity

Accounts payable, accrued expenses and other liabilities	$	112,532
Office lease liability		516,916
Total liabilities	**$**	**629,448**

Commitments and contingencies (Notes 7 and 8)

Stockholder's Equity:		
Common stock, $1 par value, authorized 10,000 shares, issued 10,000 shares		10,000
Additional paid in capital		6,140,000
Accumulated deficit		(4,919,624)
Total stockholder's equity		1,230,376
Total liabilities and stockholder's equity	**$**	**1,859,824**

See accompanying notes to financial statement.

4

NOTES TO FINANCIAL STATEMENT

(1)   Organization

Brickell Global Markets, Inc. (the "Company" or "BGM") is a wholly owned subsidiary of Banesco USA (the "Bank" or "BUSA"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

On August 30, 2019, the Company's former parent, Brickell Bank including its subsidiary, BGM, merged with Banesco USA. As a result of the merger, BGM is now a wholly owned subsidiary of Banesco USA. The merger has not changed or affected the Company's regular day-to-day operations.

The Company provides its customers with wealth management services.

As of December 31, 2019, the Company has an accumulated deficit of $4,919,624. The Bank has committed to provide the necessary capital for the Company to meet its obligations including those arising from the normal course of business and to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1). In addition, the Company is currently pending sale to a third party ("Purchasers") and an application to approve the sale of the Company is currently under review by FINRA. Should FINRA approve the sale of the Company, the Purchasers have committed to providing a significant infusion of capital to stabilize the Company's operations and provide the Company with enough capital to begin growing its operations. However, if FINRA does not approve the sale to the Purchasers, it is the intention of the Bank to close the Company.

(2)   Summary of Significant Accounting Policies

(a)   *Estimates*

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(b)   *Clearing Arrangements*

The Company has a clearing arrangement with Apex Clearing Corporation ("APEX") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by APEX. As of December 31, 2019, the total deposits at clearing organizations is $501,250. Pursuant to the clearing

agreement, the Company is required to maintain a deposit of $500,000 with APEX, the clearing organization. As of December 31, 2019, the deposit in APEX is $501,250 which includes interest earned.

(c) ***Receivables from broker-dealer and clearing organization***
Receivable from broker-dealer and clearing organization represents amounts owed to the Company from APEX. The receivable is readily convertible into cash.

(d) ***Receivable from Customers, Net***
Receivable from customers represents amounts owed to the Company for annual account maintenance fees, net of an allowance for doubtful collections. The Company maintains allowances for estimated losses resulting from the inability of its customers to make required payments. Based on management's assessments, the Company provides for estimated uncollectable amounts through a charge to operations and a credit to an allowance for uncollectable fees. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the allowance for uncollectable fees and a credit to the receivable.

(e) ***Property and Equipment, Net***
Property and equipment include furniture, computer software and equipment, and leasehold improvements, and are recorded at cost less accumulated depreciation and amortization. Additions and improvements are capitalized.

(f) ***Government and Other Regulation***
The Company's business is subject to significant regulation by various governmental and self-regulatory organizations. Such regulations include, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with applicable requirements of these organizations.

(g) ***Income Taxes***
For the period of January 1, 2019 to August 30, 2019, the Company will file consolidated federal and Florida income tax returns with its former parent, Brickell Bank. For the period of August 31, 2019 to December 31, 2019, the Company will file consolidated federal and Florida income tax returns with the Bank. The Company calculates its income tax expense or benefit and settles the current amount payable to or receivable from the Bank as if it files a separate tax return. In addition, the Company is no longer subject to federal or state examinations for years prior to 2016 due to the expiration of regulatory statutes.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their

respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company did not have any unrecognized tax benefits as a result of tax positions taken in a prior period or during the current period.

(h)   *Recent Accounting Pronouncements*
<u>Lease Accounting</u>
In February 2016, the Financial Accounting Standards Board ("FASB") issued an accounting standard update which amends the accounting for leases by lessees and lessors. The primary change from the new guidance is the recognition of right-of-use assets and lease liabilities by lessees for those leases classified as operating leases. Adoption provides for modified retrospective transition as of the beginning of the earliest comparative period presented in the financial statements in which the entity first applies the new standard or prospectively with an adjustment as of the beginning of the period of adoption. The Company adopted the new lease accounting guidance prospectively on January 1, 2019 with no adjustment as of the beginning of the period due to the remaining term of the existing lease with maturity on February 28, 2019.

The Company is a lessee in a noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company utilized the Federal Home Loan Bank's Daily Credit Rate as its incremental borrowing rate. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), less any impairment recognized.

(3)   Cash Segregated under Federal Regulations

Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in Rule 15c3-3. As of December 31, 2019, the Company had cash of $426,741 segregated in a separate reserve bank account for the benefit of customers under Rule 15c3-3.

(4)   Property and Equipment, Net

Property and equipment, net, consists of the following as of December 31, 2019:

		2019	Estimated useful lives (in years)
Computer equipment and software	$	372,061	3 – 8
Furniture		146,314	3 – 8
		518,375	
Accumulated depreciation and amortization		(513,949)	
	$	4,426	

(5)   Receivable From Broker-Dealer and Clearing Organization

The Correspondent broker-dealer executes, clears and custodies transactions for the Company. Transactions pending settlement and fees for this correspondent is included in receivable from broker-dealer and clearing organization.

Amounts receivable from broker-dealer and clearing organization at December 31, 2019, consist of the following:

		Receivable
Fees and commissions receivable	$	25,091
Fees and commissions receivable, unsettled trades		300
Receivable from clearing organization		8,063
	$	33,454

(6)   Related-Party Transactions

The Bank extends credits to the Company's customers, subject to various regulatory and internal requirements, collateralized by securities in the customers' brokerage accounts.

The Company subleases its office space from the Bank as described in Note 7.

The Company maintains its cash operating account and other bank accounts with the Bank and as of December 31, 2019 the Company had balances of $76,855.

(7) Lease

The Company's lease for its office space expired on February 28, 2019, and the Company entered into a new sublease with the Parent on March 1, 2019 which expires on July 31, 2029. The Company has obligations as a lessee for office space with an initial noncancelable term in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include a termination option for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include only fixed payments.

Amounts reported in the statement of financial condition as of December 31, 2019 were as follows:

Operating lease:

Operating lease ROU asset	$	472,985
Operating lease liability		516,916

Other information related to the lease as of December 31, 2019 was as follows:

ROU asset obtained in exchange for lease obligations:	
Operating lease	506,262
Remaining lease term:	
Operating lease	9.5 years
Discount rate:	
Operating lease	2.78%

Amount disclosed for ROU asset obtained in exchange for lease obligations include amounts added to the carrying amount of ROU asset resulting from new leases, lease modifications or reassessments.

Maturity of lease liabilities under noncancelable operating lease as of December 31, 2019 are as follows:

2020	$	54,325
2021		55,957
2022		57,630
2023		59,360

2024	61,142
Thereafter	304,728
Total undiscounted lease payments	593,142
Less imputed interest	(76,226)
Total lease liabilities	$ 516,916

(8)   Regulatory and Legal Matters

Claims Related to Commercial Paper issued by Espírito Santo Financière S.A.
The Company has been subject to certain claims relating to purchases of commercial paper issued by Espírito Santo Financière S.A. ("ESFIL") by customers of the Company. ESFIL is a former affiliate of the Company.

During 2014, a customer of the Company asserted a claim against the Company in connection with their purchases of $5,500,000 and €500,000 (Euros), in commercial paper issued by ESFIL. The claims related to this matter has reached a settlement in arbitration and dismissed without prejudice. The settlement, in the amount of $900,000 USD and €75,000 EUR, is contingent on certain terms and conditions. BGM is not required to make any payments until such time that the terms and conditions of the settlement have been satisfied. In 2018, the Company recorded a contingent liability in the amount of $1,000,000. In May 2019, the customer of the Company requested early payment of the settlement although all terms and conditions of the settlement had not been met. To receive early payment of the settlement, the customer was willing to receive early payment of the settlement for the $900,000 USD only and forego the €75,000 EUR.

Consent Orders with the FDIC and OFR
On August 8, 2014, the Brickell Bank ("BB") agreed to a Consent Order (the "Order") with the Federal Deposit Insurance Corporation (FDIC) and the Florida Office of Financial Regulation (OFR). The Order required BB to develop, adopt and comply with a plan for the disposition of BB by way of sale or merger of BB into an insured depository institution or a liquidation of BB. The Company as a wholly owned subsidiary of BB and was included in the plan that had been adopted by BB pursuant to the Order.

In March 2019, the parent company of BB entered into an agreement to sell substantially all of the stock of BB to Banesco USA ("BUSA"). On August 29, 2019, BB received the final regulatory approvals to sell to BUSA, and the sale was closed on August 30, 2019.

As of October 9, 2019, the FDIC terminated the Order.

In February 2015, BB agreed to another consent order with the FDIC and OFR related to Bank Secrecy Act (BSA)/Anti-Money Laundering (AML) requirements (the "BSA Order"). BB and the Company worked diligently to comply with the terms of the Consent Orders. BB made significant progress in addressing all critical deficiencies noted by internal auditors and regulatory examinations, as the program had been deemed "Satisfactory". BB's current BSA/AML/OFAC team had built a robust program that improved the Company's control environment, addressed previously noted control weaknesses, utilized new technology to achieve efficiencies, attracted high-caliber talent, and produced high-quality reviews that provides a strong foundation for future growth of the Company.

As of February 8, 2019, the FDIC terminated the BSA Order.

Other Matters

The Company is subject to other claims and legal proceedings in the ordinary course of its business. The Company does not expect that any of these claims and legal proceedings will have a material effect on the Company.

(9) Employee Benefit Plan

The Bank has a 401(k) benefit plan (the Plan) covering substantially all of the Company's employees. The Company matches 100% of each participant's contribution up to a maximum of 10% of annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second year through completion of the sixth year of employment.

As a result of the change in parent discussed in Note 1, the plan was terminated on December 15, 2019, and the plan assets were merged into BUSA's 401(k) benefit plan.

(10) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15.00 to 1.00. As of December 31, 2019, the Company had net capital of approximately $881,837, which is approximately $631,837 in excess of its required minimum net capital of approximately $250,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2019 is 0.18 to 1.00.

In the normal course of its business, the Company enters into transactions involving financial instruments. These financial instruments include elements of market risk in excess of the amounts recognized in the statement of financial condition. In addition, risks arise from the possible inability of counterparties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker dealers and customers, which can result in concentrations of credit risk if these entities fail to perform under these transactions. To mitigate this credit risk, the Company has established procedures to monitor its outstanding transactions with, and balance due from, these broker dealers and customers.

The Company may be required, in the event of the non-delivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market. Purchases at costs exceeding the amount owed may result in losses not reflected in the accompanying financial statement.

(11) Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities as of December 31, 2019 is presented below:

		2019
Deferred tax asset:		
Net operating loss	$	2,509,044
Accrued expenses		3,679
Allowance for uncollectable debt		5,088
Property and equipment, net		24,037
Total gross deferred tax asset		2,541,848
Valuation allowance		(2,541,848)
Net deferred tax asset	$	--

As of December 31, 2019, the Company had federal net operating loss carryforwards remaining of approximately $10.0 million, which may be available to reduce the taxable income of the consolidated federal tax return. Also, as of December 31, 2019, the Company had state net operating loss carryforwards remaining of approximately $11.6 million, which may be available to reduce the taxable income of the consolidated state tax return. As a result of the merger with the Bank on August 30, 2019, the future utilization of federal and Florida net operating losses incurred prior to and up to this date will be limited pursuant to the provisions of Internal Revenue Code section 382. For the years ended on December 31, 2017 and prior, the net operating loss carryforwards expire in various years through 2037. For the years ended December 31, 2019 and 2018, the net operating loss carryforwards do not expire.

In assessing the realizability of deferred tax assets; management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning

strategies in making this assessment. BGM's management believes it is more likely than not that the Company will not be able to realize the benefit of its deferred tax assets as of December 31, 2019. BGM's management recorded a full valuation allowance against its deferred tax assets as of December 31, 2019.

(12)   Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through March 16, 2020, the date at which the financial statement was issued, and determined that there are no other items to disclose.